Exhibit 99.1

Link Motion Joins Travel Service Platform Fliggy

BEIJING - August 21, 2018 -- Link Motion Inc., (NYSE: LKM), a leading smart car and smart ride company, today announced that it has joined Fliggy, the travel service platform of Alibaba Group, to offer smart ride service to those travelling to the Chinese city of Hangzhou.

Link Motion will serve as a service provider for travelers visiting certain “smart scenic spots” in Hangzhou, which are popular tourist attractions supported by Fliggy’s technology to provide visitors with a smart tour experience. Fliggy will recommend Link Motion’s smart ride service to its users who purchase tickets to Hangzhou. Link Motion will initially provide its smart ride service to three of the most popular attractions in Hangzhou, including Songcheng, Huanglong, and Xixi National Wetland Park. The Company will provide Fliggy users with its technology-enabled ridesharing service with recommendations of popular local restaurants, shopping and other entertainment options in the vicinity of the initial three “smart scenic spots”.

“We are pleased to establish a presence on Fliggy,” said Tang Duo, Executive Vice President and Head of Link Motion’s Smart Ride Business. “Fliggy’s large, established user base is our ideal target for our revolutionary smart ride service.”

About Link Motion Inc.

Link Motion Inc. (“Link Motion” or the “Company”, NYSE: LKM) is a leading smart car and smart ride company. Link Motion's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on Link Motion, please visit www.lkmotion.com or the company’s U.S. investor relations site.